Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

June 3, 2008	For Immediate Release

NEWS RELEASE

GREAT PANTHER CELEBRATES RENAISSANCE OF 400+YEAR-OLD SILVER MINE

GREAT PANTHER RESOURCES LIMITED (TSX: GPR) recently celebrated the reopening of the famous Guanajuato Mines, in the city of Guanajuato in central Mexico. Since purchasing a 100% interest in the mines in late 2005 and commencing mining in June 2006, the Company has made great strides in refurbishing the plant, rehabilitating the mine and increasing production. This process is ongoing and Great Panther is targeting production of 1.1 million ounces of silver equivalent in 2008, with potential to double that to more than 2 million ounces over the next few years.

At a ceremony attended by some 250 people and held in the courtyard of the famous Valenciana Mine, once said to be the richest silver mine in the world, Great Panther’s President & CEO, Robert Archer said, “The reopening of this mine marks a kind of renaissance - it is truly the rebirth of one of the best known and most historic mines in Mexico. This world class mine has provided a livelihood for local residents for more than 400 years and with the investments Great Panther has made, and will continue to make, I am confident that the mine will continue to generate economic and social benefits for the community, the state and the people of Mexico.”

The Guanajuato Mining District is one of the most prolific and best known silver districts in the world. Silver was discovered in 1548, and estimates of historic production range from 700 million to 1.5 billion ounces of silver, as well as 4 to 7 million ounces of gold. During the 18th century, the district was reportedly producing one-third of the world's silver. Great Panther is conducting an extensive drilling program in order to establish NI 43-101 compliant resource estimates for the silver and gold that remain in the centuries-old mining complex of 25 shafts and more than a hundred kilometres of tunnels.

The mines are located in the State of Guanajuato, Mexico, on the outskirts of the colonial city of Guanajuato, which also serves as the state capital. Guanajuato was, for centuries, one of the richest cities in Mexico. Countless riches poured out of its silver mines, providing the funds for the construction of ornate churches, stately homes and imposing mining haciendas throughout the colonial era and leaving a cultural and architectural legacy that continues to draw visitors from all over the world. The city is now designated a UNESCO World Heritage Site.

To demonstrate its long term commitment to the community, Great Panther announced three new initiatives at the ceremony. The Company will work with the local, state and federal governments to restore some of the Spanish – era mining ruins on the Company’s property; scholarships and other funding will be provided for the local Guanajuato School of Mines, the source of most of Mexico’s mining engineers; and the courtyard of the Valenciana Mine itself will be reopened to tourism, with the proceeds of all entrance fees going to local charities.

Great Panther’s ceremony was attended by mining executives, shareholders and many Mexican dignitaries from all levels of government. Norberto Roque, General Coordinator of Mining for Mexico, and a guest speaker, stated, “The Guanajuato Mine has a long history in Mexico. It has played an

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

important role in the livelihoods of several generations and this ceremony marks an important day for the community…I congratulate Great Panther for regenerating this important mine.”

Media B-roll from the ceremony, mine and mill can be downloaded at:
http://www.b-tv.com/media/GreatPantherEPK.mov or viewed at:
http://www.b-tv.com/media/GreatPantherEPK.wmv and can be downloaded via SATELLITE on Tues.
June 3rd from 14:00-14:15 EST on the following Transmission Specs:

Satellite : Anik F2C Band
Transponder: 8B
Orbital Position: 111 Degrees West Longitude
Carrier: Telesat
Bandwidth: 36 MHz
Order#: 216524
Uplink Freq: 6245 MHz (H)
Downlink Freq: 4020 MHz (V)
Audio: 6.2 Left & 6.8 Right
Channel#: 16
Trouble #s: 5DTV @ 800-565-1471

For Beta SP media B-roll contact Blue Sun Productions Inc. 604-664-7401 x4:
To download media photos of the event go to: http://www.greatpanther.com/s/Presentations.asp

Great Panther Resources Limited is one of the fastest growing primary silver producers in Mexico. The Company employs more than 600 people and owns a 100% interest in two operating mines and a third, advanced-stage exploration project that is undergoing an in-house scoping study.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.